

August 6, 2013

<u>Via E-mail</u>
Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

   Re: Lennar Corporation
     Form 10-K for Fiscal Year Ended November 30, 2012
     Filed January 29, 2013
     File No. 001-11749

Dear Mr. Sustana:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Accounting Branch Chief

cc: <u>Via E-mail</u>
  David W. Bernstein, Esq.
  K&L Gates LLP